U.S. SECURITIES AND EXCHANGE COMMISSION
                    Washington, DC  20549

        STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                           FORM 4


Filed pursuant to Section 16(a) of the Securities Exchange
Act of 1934, Section 17(a) of the Public Utility Holding
Company Act of 1935 or Section 30(f) of the Investment
Company Act of 1940.

____ Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b)

1.  Name and Address of Reporting Person         Christian, David F.
                                                 2812 Kivett Drive
                                                 Greensboro, NC  27407

2.  Issuer Name and Ticker or Trading Symbol     Network Systems
                                                 International, Inc. (NESI)

3.  IRS Number of Reporting Person, if an
    Entity (Voluntary)

4.  Statement for Month, Year                    July, 2000

5.  If Amendment, Date of Original               N/A

6.  Relationship of Reporting Person to Issuer   10% Owner
       (Check all applicable)

7.  Individual or Joint/Group Filing            _X_  Form filed by one
                                                     Reporting Person
       (Check Applicable Line)                  ___  Form filed by more than
                                                     one Reporting Person

Table I - Non Derivative Securities Acquired, Disposed of, or Beneficially Owned

1.  Title of Security                           Common Stock

2.  Transaction Date                            July 25, 2000
     (Month/Day/Year)

3.  Transaction Code                            Code:  S
     (Instr. 8)

4.  Securities Acquired (A) or Disposed of (D)  Amt. 100,000 shares
     (A) or (D)                                 D
                                                Price:  $0.56

5.  Amount of Securities Beneficially
    Owned at End of Month                       794,793

6.  Ownership form:                            (D)  794,622
    Direct (D) or Indirect (I)                 (I)      171

7.   Nature of Indirect Beneficial Ownership   171 shares held
                                               indirectly by Mr.
                                               Christian's wife

Table II - Derivative Securities Acquired, Disposed of, or
Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.   Title of Derivative Security              N/A

2.   Conversion or Exercise Price of
     Derivative Security

3.   Transaction Date (Month/Day/Year)

4.   Transaction Code                         Code:
                                              V:

5.   Number of Derivative Securities
     Acquired (A) Or Disposed of (D)

6.   Date Exercisable and Expiration Date     Date Exercisable
       (Month/Day/Year)                       Expiration Date

7.   Title and Amount of Underlying           Title:
     Securities                               Amount of Number of Shares:

8.   Price of Derivative Security

9.   Number of Derivative Securities
     Beneficially Owned at End of Month

10.  Ownership form of Derivative Security:
     Direct (D) Or Indirect (I)

11.  Nature of Indirect Beneficial Ownership


Signature of Reporting Person

/s/ David F. Christian

David F. Christian

Date:  8/14/00